 FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

November 7, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 7, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

Mr. Gary Freeman has resigned from the board of directors. The Issuer has granted incentive stock options to consultants for 310,000 common shares at $1.65 for two years.

Item 5.	Full Description of Material Change

Mr. Gary Freeman has resigned from board of directors effective November 3, 2006, in order to pursue other commitments.

Pursuant to its 2004 Incentive Stock Option Plan, the Issuer has granted incentive stock options to consultants of the Issuer, to purchase up to an aggregate 310,000 common shares.  The options are exercisable on or before November 6, 2008 at a price of $1.65 per share.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Marla K. Ritchie, Corporate Secretary

Business Telephone No.:  (604) 331-0096, Ext. 236

Item 9.	Date of Report

November 8, 2006